

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 25, 2009

J. David Lombardi
Chief Executive Officer
First National Community Bancorp, Inc.
102 E. Drinker St.
Dunmore, PA 18512

> **Re:** **First National Community Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 333-24121**

Dear Mr. Lombardi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note the indication on the cover page of the Form 10-K that the registrant's class of common stock is registered pursuant to Section 12(g) of the Exchange Act. However, we are unable to locate the documents registering your common stock under the Exchange Act. Furthermore, your commission file number, 333-

24121, indicates that you are reporting pursuant to Section 15(d) of the Exchange Act. In the event you determine that the class of common stock is not properly registered, please take the steps necessary to register the securities.

Item 1. Business – Supervision and Regulation, page 5

2.   We note your disclosure on page 8 that states you sold $10,000,000 in Series A Fixed Rate Cumulative Perpetual Preferred Stock to the United States Department of the Treasury under the Capital Purchase Program (CPP). However, we note that you do not present preferred stock on the face of your balance sheet at December 31, 2008 or at either March 31, 2009 or June 30, 2009, and we were unable to locate any further disclosure relating to your participation in the CPP. Please confirm whether you did or did not participate in this program. If you did participate in the CPP, please tell us and revise future filings to disclose how you accounted for the transaction including:

a.   Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

b.   As part of that disclosure, please quantify the discount rate used to value the preferred stock.

c.   Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

d.   Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

3.   We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the performance graph be included in the annual report to shareholders. Refer to Regulation S-K Compliance & Disclosure Interpretations 106.10, 106.11, and 106.12. Please confirm that the performance graph will be included in future annual reports. We note that the performance graph was included the definitive proxy statement.

Item 6. Selected Financial Data, page 14

4.   We note your disclosure of Book value per share that, as you state in footnote 3 to the table, reflects the effect of SFAS No. 115. Please tell us and revise this disclosure in future filings to clarify whether this measure *excludes* the effect of SFAS No. 115. If this measure does exclude the effects of SFAS No. 115, please tell us and revise future filings to disclose why you believe this is an appropriate measure to present and whether it represents a non-GAAP measure. If you conclude this does represent a non-GAAP measure, please include the disclosures required by Item 10(e) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 13 of Definitive Proxy Statement on Schedule 14A

5.   With respect to the bonuses paid to the named executive officers, please tell the staff, in reasonable detail, how the committee determined to pay the amounts awarded, and revise future filings accordingly. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

6.   We note the disclosure on page 35 that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

7.   Please provide to the staff, and revise future filings to include, the disclosure required by Item 404(b) of Regulation S-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 130.06.

Exhibits

General

8.   Please tell the staff how it was determined that the registrant was not required to
       file the instruments defining the rights of security holders as an exhibit. Refer to
       Item 601(b)(4) of Regulation S-K.

9.   Please tell the staff how it was determined that the registrant was not required to
       file exhibits related to the cash bonus plan and change-in-control agreements.
       Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibit 13 – Annual Report

Note 1. Summary of Significant Accounting Policies

Loans, page 8

10.   We note you record interest on loans on the "accrual basis, based upon the
       principal amount outstanding." FASB ASC 310-10 requires that the effective
       interest method should be used to account for interest income. Please tell us and
       revise future filings to clarify whether your policy complies with the required
       interest income recognition guidance under US GAAP.

Loans Held for Sale, page 8

11.   You disclose on page 8 that you originate certain residential mortgage loans with
       the intent to sell them in the secondary market. This disclosure appears to
       contradict your mortgage banking activities disclosure on page 8, which states
       that "at origination, no loans are targeted for immediate sale." Please tell us and
       revise future filings to clarify this apparent discrepancy in your accounting
       policies.

12.   To the extent your loans held for sale balance is material in future periods, please
       separately present this balance on the face of your balance sheet in compliance
       with paragraph 13.e of SOP 01-6.

Other Real Estate, page 10

13.   Please tell us how your policy of initially recording other real estate at "the lower
       of cost or fair value (less estimated selling cost for disposal of real estate)"
       complies with paragraph 28 of SFAS 15.

Note 3. Securities, page 13

14.   We note your tabular disclosure on page 14 of gross unrealized losses less than
        12-months and greater than 12-months as of December 31, 2008. Paragraph 17 of
        FSP FAS 115-1/124-1 requires that this information be disclosed for each period
        for which a statement of position is presented. Please revise your future annual
        filings to disclose this information for all periods. In addition, given the
        significance of your gross unrealized losses during the first two quarters of 2009
        and in order to promote transparent disclosures for readers, please consider
        including this disclosure in future interim filings.

Note 4. Loans, page 16

15.   We note your disclosure that your total recorded investment in loans on
        nonaccrual amounted to $17.3 million at December 31, 2008. Conversely, we
        note you disclose in your non-performing assets tabular disclosure on page 25 of
        the Form 10-K that you hold $176,000 in nonaccrual loans at December 31, 2008.
        Please tell us and revise future filings to resolve the discrepancy in your
        disclosure.

Note 14. Stock Option Plans, page 21

16.   We note your disclosure that you adopted SFAS 148 on January 1, 2003. SFAS
        148 was superseded by SFAS 123(R) effective June 30, 2006. Please revise your
        disclosure in future filings both here and in Note 1 on page 11 to state that you
        have appropriately adopted SFAS 123(R). Further, please tell us whether you
        believe you have met the disclosure requirements in paragraph 64 of SFAS
        123(R). If you feel that you have not adequately met the disclosure requirements
        in SFAS 123(R), please revise future filings to disclose this information and
        provide us with your proposed disclosures.

Note 17. Fair Value Measurements, page 25

17.   We note your disclosure that fair value valuation of your TRUP CDO securities
        was determined by Moody's Analytics, an independent third party pricing service.
        As such, these securities are classified within Level 3 of your fair value hierarchy.
        Please tell us and revise future filings to address following:

        a. Whether you have adjusted the fair value amounts determined by Moody's.

        b. If you did adjust the fair value amounts calculated by Moody's, please tell us
            the facts and circumstances that led to the adjustments and the significance of
            the adjustments to the final fair value recorded, including whether your

adjustments typically resulted in an increase or decrease in the value of the assets.

c. Procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets in the fair value hierarchy.

d. From your disclosures it appears that Moody's rates these securities and that you receive your fair value appraisals from Moody's. Given the additional downgrade of these securities by Moody's, please tell us how you evaluated and weighted this information as part of your impairment analysis.

Exhibit 31 – Management's Certification

18. We note that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" required by Exchange Act Rule 13a-14(a) was omitted from paragraph 4(d). Please revise future filings to include the language referring to the fourth fiscal year in paragraph 4(d).

Amended Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 1. Consolidated Financial Statements and Notes

Note 4. Restatement, page 7

19. Please tell us and revise future filings to disclose the facts and circumstances that led to your identification of the $2.1 million provision for credit losses error during the quarter ended June 30, 2009. In addition, please tell us and revise Item 4 of your future filings to disclose whether the error was caught due to a change in your internal controls over financial reporting.

20. Please tell us and consider revising your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose how you considered whether you had a material weakness in your internal control over financial reporting relating to the $2.1 million provision to the allowance for credit losses error identified in the second quarter of 2009 that led to the restatement of your March 31, 2009 Form 10-Q.

21. Please tell us and consider revising your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose how the certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the identification of the $2.1 million provision to the allowance for credit losses error that resulted in the restatement of your March 31, 2009 Form 10-Q.

Item 2. Management's Discussion and Analysis

Subsequent Events, page 18

22.   We note your disclosure that you expected to record an other-than-temporary impairment charge in the second quarter of 2009 related to certain pooled trust preferred investment securities. Please tell us how you considered AU Section 560 in your determination that the other-than-temporary impairment charge was a Type II subsequent event appropriate to record in the quarter ended June 30, 2009 rather than a Type I subsequent event that should have been recorded as of March 31, 2009.

23.   Tell us the nature of the events and information that led to your conclusion that an impairment charge was necessary.

24.   In light of the significant deterioration in your securities portfolio fair value, which is partially due to credit downgrades, please tell us in detail how you determined that $240,000 was the appropriate amount to record for credit-related other-than-temporary impairment.

Capital Management, page 20

25.   We note your disclosure here and in your original Form 10-Q filed on May 8, 2009 that "management believes that the $43 million unrealized loss recorded as of March 31, 2009 represents 'distressed' pricing levels and is a temporary event." Please reconcile this statement with your disclosure on page 18 that you have identified an other-than-temporary impairment charge in the amount of $240,000 will be necessary in the second quarter of 2009. Tell us in detail how you determined that the underlying events leading to the impairment were not reflective of deterioration present at March 31, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1. Consolidated Financial Statements and Notes

Note 4. Investment Securities, page 7

26.   Please revise your future filings to present your other-than-temporary impairment charges on the face of the income statement in compliance with paragraphs 35, 36 and 37 of FSP SFAS 115-2/124-2.

27.   Please revise your future filings to provide the disclosures required by paragraphs 38 through 43 of FSP SFAS 115-2/124-2.

28.   We note your disclosure that states you recorded an additional "$3.3 million in noncredit related other-than-temporary impairment" in other comprehensive income on the two securities for which you also took a credit-related other-than-temporary charge at June 30, 2009. However, your statements of changes in stockholders' equity only reflect gross unrealized losses on available-for-sale securities of $1.0 million. Please provide us with a reconciliation of these two amounts.

29.   We note the significant unrealized losses related to your pooled trust preferred securities at June 30, 2009 and March 31, 2009. Please address the following:

   a.   Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of March 31, 2009 and June 30, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

   b.   Regarding your analysis as of March 31, 2009 if you relied on a discounted cash flow analysis to support a realizable value equal to or greater than the carrying value of your security, please provide us the cash flow analysis for the pooled trust preferred securities. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance. Specifically address the following related to the assumptions used in your cash flow analysis:

   - Discount rate: tell us the discount rate used and how you determined it.

   - Deferrals and defaults:

        a.   tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,
        b.   tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,
        c.   tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
        d.   tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and

    e. tell us the recovery rate used and how you determined it.

 c. Regarding your analysis as of June 30, 2009 please provide us your calculation of the present value of cash flows expected to be collected for your trust preferred securities. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us the discount rate used and how you determined it.

- Deferrals and defaults:

    a. tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying <u>each</u> individual security and tell us whether you had different estimates of deferrals and defaults for each security,
    b. tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,
    c. tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
    d. tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
    e. tell us the recovery rate used and how you determined it.

 d. Tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at March 31, 2009 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

 e. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you adopted in your June 30, 2009 Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to provide a tabular disclosure including the following information as of the most recent period end:

- single-issuer or pooled,
- class,
- book value,
- fair value,
- unrealized gain/loss,
- lowest credit rating assigned to the security,
- number of banks currently performing,
- actual deferrals and defaults as a percentage of the original collateral,
- expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

30.   We refer to your investment securities tables on pages 15 and 16. Although paragraph 39 of FSP 115-2 and 124-2 provides an example list of security types to be presented, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g., business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Given the significant deterioration in fair value and credit ratings for various of your securities and in order to provide more transparent disclosure, please revise your disclosure in future filings as follows:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

- Consider further segregating your trust preferred securities, currently included within corporate debt securities, by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

Item 2. Management's Discussion and Analysis

Loans, page 17

31.   Please tell us and include in future filings the disclosures required by paragraph 20 of SFAS 114 for impaired loans as of March 31, 2009 and June 30, 2009.

32.   We note the continued deterioration in the credit quality of your loan portfolio in 2008 and the quarters ended March 31, 2009 and June 30, 2009, which has resulted in your ratio of nonperforming loans to total loans increasing significantly from 0.44% at December 31, 2007 to 2.4% at December 31, 2008, 3.5% at March 31, 2009, and 3.2% at June 30, 2009. Based on disclosures in your Form 10-K and Forms 10-Q, it appears that real estate loans represent a majority of your nonperforming loans. Given the significance of your nonperforming loans balance, please tell us and revise your future filings to address the following:

   a. Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both and disclose nonperforming loans by loan category;

   b. If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
       • General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.)
       • The type of collateral securing the loan;
       • The amount of total credit exposure outstanding;
       • The amount of the allowance allocated to the credit relationship; and
       • Provide additional information supporting the allowance for loan loss for each credit.

   c. Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

33.   We note your provision for credit losses and net charge-offs for the quarter ended June 30, 2009 were $7.3 million and $8 million, respectively, and your allowance for credit losses at December 31, 2008 and March 31, 2009 was $8.3 million and $10.4 million. Please tell us and revise your future filings to address the following:

   a. Describe the timing of the specific events and circumstances leading to the credit deterioration within your loan portfolio which resulted in the combined total of your provision for credit losses and net charge-offs during the quarter ended June 30, 2009 exceeding the your total allowance for loan losses as of December 31, 2008 and March 31, 2009; and

b. Discuss why the additional credit deterioration of your loan portfolio recorded in the quarter ended June 30, 2009 was not determinable as of December 31, 2008 and March 31, 2009. Consider in your response the relationship between the $7.3 million provision for credit losses and $8 million of charge-offs during the quarter ended June 30, 2009 and (1) the impaired loans of $22.1 million and $32.3 million at December 31, 2008 and March 31, 2009 and (2) the $1.2 million and $2.3 million in loans past due 90 days or more still accruing at December 31, 2008 and March 31, 2009.

34. We note your disclosure on page 18 that impaired loans were $25.5 million at June 30, 2009 and there were no troubled debt restructurings as defined in SFAS 15 during the period. In addition, we note your disclosure that impaired loans were $32.3 million in the March 31, 2009 Form 10-Q. Please tell us and revise future filings to disclose remediation efforts taken by management to reduce your impaired loan balance from March 31, 2009 to June 30, 2009. Please also disclose remediation efforts management expects to take in the future to continue to reduce your impaired loans balance.

35. We note your disclosure on page 9 of Exhibit 13 to your Form 10-K that the allowance for your collateral dependent loans depends on the fair value of the collateral. In addition, we note your disclosure on page 18 of this Form 10-Q that "declining real estate values are placing significant pressure on the collateral requirements, and management projects that losses on these credits could approximate $5 million if conditions do not improve." Due to the significant increase in your nonaccrual and impaired loans between December 31, 2007 and through the second quarter ended June 30, 2009 and your reliance on collateral for recovery of a portion of these loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent loans. If so, please tell us and revise future filings to address the following:

a. How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

b. The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

      c.   Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

      d.   How you estimate collateral deterioration when appraisals are unavailable or delayed.

      e.   Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

      f.   If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which addresses your process and procedures for estimating the fair value of the collateral for these loans.

Disclosures about Fair Value of Financial Instruments, page 20

36.   We were unable to locate disclosures in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 related to fair value measurements of your financial instruments. Please note that SFAS 157 disclosures are required in *both* interim and annual filings. As such, please revise your future interim and annual filings to disclose the information required by paragraphs 32, 33 and 34 of SFAS 157.

37.   Please revise your future interim and annual filings to disclose the information required by paragraph 20 of FSP SFAS 157-4, which was effective for interim periods ending after June 15, 2009, with respect to inputs and valuation technique(s) used to measure fair values of your financial assets and liabilities.

Item 4. Controls and Procedures, page 22

38.   We note your statement that there were no changes in your internal control over financial reporting that occurred during the period covered by this Form 10-Q. Please tell us how you were able to conclude that no changes were required in light of the error in your first quarter of 2009 provision for loan losses that was discovered in the second quarter of 2009.

           *   *   *   *   *

J. David Lombardi
First National Community Bancorp, Inc.
September 25, 2009
Page 14

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or Brittany Ebbertt, Staff Accountant, at (202) 551-3572 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser